Service Expertise Integrity

EXHIBIT 99.1

NORTHERN TRUST CORPORATION

29th Annual William Blair Growth Stock Conference

Steven L. Fradkin
Executive Vice President &
Chief Financial Officer

June 9, 2009

Northern Trust

Forward Looking Statement

This presentation may include forward-looking statements such as statements that relate to Northern Trust's financial goals, dividend policy, expansion and business development plans, anticipated expense levels and projected profit improvements, business prospects and positioning with respect to market, demographic and pricing trends, strategic initiatives, re-engineering and outsourcing activities, new business results and outlook, changes in securities market prices, credit quality including reserve levels, planned capital expenditures and technology spending, anticipated tax benefits and expenses, and the effects of any extraordinary events and various other matters (including developments with respect to litigation, other contingent liabilities and obligations, and regulation involving Northern Trust and changes in accounting policies, standards and interpretations) on Northern Trust's business and results. These statements speak of Northern Trust's plans, goals, targets, strategies, beliefs, and expectations, and refer to estimates or use similar terms. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Our 2008 annual report and periodic reports to the SEC contain information about specific factors that could cause actual results to differ, and you are urged to read them. Northern Trust disclaims any continuing accuracy of the information provided in this presentation after today.

Agenda



- Northern Trust: *Strategic Overview*
- Financial Performance Highlights
- Balance Sheet Highlights
- Concluding Thoughts

Service

Expertise

Integrity

Strategic Overview

Client-centric and Highly Focused Business Model


Our Clients
Pension Funds
Large Corporations
Investment Management Firms
Insurance Companies
Sovereign Wealth Funds
Government Agencies
Taft-Hartley
Foundations / Endowments / Healthcare
Families
Family Foundations
Family Offices
Individuals
Privately Held Businesses
Corporate & Institutional Services
Personal Financial Services
Northern Trust Global Investments
Operations & Technology

Assets Under Custody
$2.8 Trillion

Assets Under Management
$522 Billion

Balance Sheet Assets
$78.5 Billion

As of 3/31/09

Industry Leader in Serving the Affluent Market

Offering clients needs-based solutions.


Wealth Management
The recognized leader in providing sophisticated financial solutions to the world's wealthiest families.
Family Advisory
Serving as clients' family office, providing sophisticated investment advisory, asset servicing, and family services.
Wealth Advisory
Delivering comprehensive, advice-driven financial solutions through an integrated team of specialists.
Private Client
Delivering high-touch trust, investment management and banking solutions to individuals through integrated teams.
$200 MM
$50 MM
$5 MM
$1 MM
Holistic Solutions
Integrated Teams

Northern Trust

Extensive Reach in Affluent Market

Network of over 80 PFS Offices in 18 States

Over 50% of the U.S. millionaire market resides within a 45-minute drive of Northern Trust offices.



Washington (1)
Minnesota (1)
Wisconsin (1)
Michigan (3)
Massachusetts (1)
Connecticut (1)
New York (1)
Delaware (1)
Nevada (1)
Illinois (19)
Ohio (1)
Colorado (1)
Missouri (1)
California (11)
Georgia (1)
Arizona (8)
Texas (7)
Florida (25)

Northern Trust

Service | Expertise | Integrity

Full Array of Solutions for Sophisticated Institutional Investors

Asset Management

- Active
- Quantitative
- Investment outsourcing
- Liability driven investing
- Manager of managers
- Hedge funds
- Private equity
- Transition management

Asset Enhancement

- Cross-border pooling
- Trade execution
- Cash management
- Securities lending
- Foreign exchange
- Commission management

Asset Reporting

- Investment accounting
- Reporting and valuation
- Performance analytics
- Risk monitoring and reporting
- Trade execution analysis
- Data warehouse

Asset Administration

- Fund accounting
- Transfer agency
- Corporate secretarial
- Trustee
- Investment operations outsourcing

Asset Processing

- Safekeeping
- Settlement
- Derivatives processing
- Income collection
- Corporate actions
- Tax reclamation

Positioned Globally for Growth

Positioned to serve clients locally and capitalize on global opportunities.


North America
Chicago (Corporate Headquarters)
Toronto
New York
Europe, Middle East, & Africa
Dublin
Limerick
Guernsey
Jersey
London
Amsterdam
Luxembourg
Abu Dhabi
Asia Pacific
Tokyo
Beijing
Hong Kong
Bangalore
Singapore
Melbourne

17 Locations Worldwide

Clients in 41 Countries

Trade Settlement in 90+ Markets

53% of C&IS AUC is Global

~30% of Staff is Outside U.S.

Northern Trust

Diversified, World Class Investment Manager

$522.3 Billion

Assets Under Management as of March 31, 2009

A Diversified Asset Manager

Across Asset Classes


Short Duration
$228 Billion
(44%)
Equities
$182 Billion
(35%)
Other
$12 Billion
(2%)
Fixed Income
$100 Billion
(19%)

Across Client Segments


Personal
$130 Billion
Institutional
$392 Billion

Across Styles


Active
$290 Billion
(56%)
Quantitative
$206 Billion
(39%)
Manager of Managers
$26 Billion
(5%)

Top Tier Investment Manager

	Rankings	
Markets Served	13th Largest Manager	Worldwide Assets Under Management
	10th Largest Manager	Worldwide Institutional Assets
	4th Largest Manager	U.S. Institutional Tax-Exempt Assets
	3rd Largest Manager	Defined Benefit Assets
Investment Strategy	4th Largest Manager	Passive Domestic Indexed Equity
	3rd Largest Manager	Passive Domestic Indexed Fixed Income
	1st Largest Manager	Passive International Indexed Securities
	9th Largest Manager	Enhanced International Indexed Equity

Source: *Pensions & Investments 2009 Special Report on Money Managers*

Service Expertise Integrity

Financial Performance Highlights

Northern Trust

Asset Accumulation Significantly Outperforming the Market

Assets Under Custody
($ Trillions)

	5-Year CAGR 1Q04 – 1Q09	Since Jun-2007
AUC	5%	(18%)
S&P 500	(7%)	(31%)



$2.6
$2.9
$3.5
$4.1
$3.0
$2.8
2004
2005
2006
2007
2008
1Q09

Global Custody Assets
($ Trillions)

	5-Year CAGR 1Q04 – 1Q09	Since Jun-2007
Global Custody	11%	(18%)
EAFE	(5%)	(36%)



$1.0
$1.2
$1.7
$2.1
$1.4
$1.4
2004
2005
2006
2007
2008
1Q09

Assets Under Management
($ Billions)

	5-Year CAGR 1Q04 – 1Q09	Since Jun-2007
AUM	0.1%	(20%)
S&P 500	(7%)	(31%)



$572
$618
$697
$757
$559
$522
2004
2005
2006
2007
2008
1Q09

Northern Trust

Service Expertise Integrity

High-Growth and Balanced Revenue Stream

Operating Revenue

($ Millions)

2004 – 2008 CAGR =	**16%**
S&P 500	**(7%)**
EAFE	**(5%)**



$2,326
$2,686
$3,061
$3,572
$4,160
2004
2005
2006
2007
2008

2008 Revenue Contribution



Net Interest Income 27%
Other Noninterest Income 22%
Trust Fees 51%



US 63%
International 37%

Note: Excludes VISA items for 2007 and 2008.

Earnings Strength Across Cycle

Operating Net Income

($ Millions)



Fed Funds
S&P 500
2004 – 2008 Avg. ROE = 17%
S&P 500
Annual Fed Funds
$506
$584
$665
$821
$641
30%
20%
10%
0%
(10%)
(20%)
(30%)
(40%)
10%
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
2004
2005
2006
2007
2008

Note: S&P 500 line represents percent change from12/31/04 base. 2007 and 2008 Net Income are on an Operating Basis e.g. excluding all VISA items.

Northern Trust

Service Expertise Integrity

First Quarter 2009 Highlights

Managing the business in the context of a difficult market environment and positioning ourselves to take advantage of market opportunities

	First Quarter 2009 ($ Million)	% Change 1Q09 vs 1Q08	
Trust, Inv. & Other Svcing Fees (ex. Securities Lending)	$419	-15%	Strength relative to equity market declines
Securities Lending	$(8)	NM	Fixed income market dislocation
Other Noninterest Income	$206	+11%	
Net Interest Income	$288	+8%	
Total Revenues	$904	-8%	
Noninterest Expenses	$594	-3%	Well controlled
Net Income	$162	-30%	
Earnings Per Common Share	$0.61	-41%	
Market Indices:			
S&P 500		-40%	
US$EAFE		-49%	

- Common Dividend of $0.28 maintained
- TARP dividend of $0.09

Note: Comparison excludes the impact of the First Quarter 2008 VISA item.

Northern Trust

Service Expertise Integrity

Service Expertise Integrity

Balance Sheet Highlights

Northern Trust

Client Deposit-Driven Balance Sheet

As of March 31, 2009

Assets



Money Market Assets 28%
Client Loans 39%
Securities 23%
Other 10%

Liabilities & Equity



Client Deposits 68%
Other Purchased Funds 13%
Equity 8%
Long-Term Debt & Senior Notes 6%
Other 5%

Total Assets = $78.5 Billion

Total Risk Weighted Assets = $52.4 Billion

High Quality Securities Portfolio

As of March 31, 2009

$17.8B SECURITIES PORTFOLIO

- **90% of total securities rated triple-A**



Government Sponsored Agency / FDIC TLG Funding
($13.4B / $0.8B)
80%
8%
3%
5%
4%
Asset-Backed ($1.5B)
Well diversified
76% rated triple-A
Subprime asset-backed total < 2% of total portfolio
Auction Rate Securities ($0.5B)
Other ($0.9B)
Municipal Bonds ($0.8B)

- **Total net unrealized losses (pretax) of $240 million**

Focused Lending Practices Produce Superior Results

As of March 31, 2009

- Relationship-based lending practices
  - Each mortgage individually underwritten and managed
  - Commercial lending supports-fee based clients
- Northern Trust does not:
  - Underwrite mortgage loans to sub-prime borrowers
  - Participate in credit card lending
  - Offer an off-balance sheet commercial paper conduit
  - Lend directly to hedge funds

$30B Loan Portfolio



Leases ($1.0B)
Non-U.S. ($2.1B)
Other ($1.2B)
3%
7%
4%
High Net Worth Residential Real Estate ($10.6B)
35%
Personal ($4.6B)
15%
10%
26%
Commercial Real Estate ($3.1B)
Commercial ($7.8B)

NCOs / Avg. Loans



0.04%
1.62%
0.09%
1.57%
Q1 2009
2008

NPAs / Loans



0.57%
2.71%
0.33%
2.06%
Q1 2009
2008

Reserves / NPAs



166%
75%
237%
86%
Q1 2009
2008
NTRS
Median Top 20 Bank Peers

Northern Trust

Service Expertise Integrity

Top Tier Capital Strength

Capital Ratios	NTRS	Top 20 Banks Peer Median (incl. CPP)	No TARP Redemption	With TARP Redemption
	Actual March 31, 2009		Pro Forma with New Common[1]	
TCE/TA	5.9%	4.6%	7.0%	6.9%
TCE/RWA	8.8%	5.0%	10.4%	10.3%
Tier 1 Capital	13.0%	11.0%	14.7%	11.7%

TCE / TA Ratio – Continued Differentiation



6.3%
6.8%
4.6%
5.9%
7.0%
2004
Q1 2009

Capital Composition – TCE as % of Tier 1



45%
67%
71%
88%
Q1 2009

Top 20 Banks NTRS NTRS Pro Forma (w/ TARP) NTRS Pro Forma (w/ TARP Repayment)

[1] *Proforma for common stock offering and TARP CPP redemption (excludes impact of warrant redemption).*

Northern Trust

Service Expertise Integrity

Service Expertise Integrity

Concluding Thoughts

Northern Trust

Invested, Experienced and Stable Management Team

Management	Northern Trust	Industry
Rick Waddell - President & CEO	34 Years	34 Years
Sherry Barrat - President – PFS	19 Years	39 Years
Steve Fradkin - EVP & Chief Financial Officer	24 Years	24 Years
Tim Moen - EVP – Human Resources & Admin.	8 Years	34 Years
Bill Morrison - President – PFS	13 Years	36 Years
Steve Potter - President – NTGI	27 Years	27 Years
Joyce St. Clair - EVP – Corporate Risk Mgt.	17 Years	28 Years
Jana Schreuder - President – O&T	29 Years	29 Years
Tim Theriault - President – C&IS	25 Years	27 Years
Kelly Welsh - EVP & General Counsel	9 Years	31 Years
Average Tenure	**21 Years**	**28 Years**

NTRS Ownership
(As of March 31, 2009)



- ~12% Employees, Directors and Retirees
- Approximately 76% of employees own Northern Trust stock

Northern Trust

Service Expertise Integrity

Strategic Growth Opportunity + Financial Strength

Well Positioned to Capitalize on Global Growth Opportunities

- Leadership position in client-focused, business segments with attractive market and geographic expansion opportunities
- Strong brand and reputation – “flight to quality” in the current environment
- Compelling new business and human capital opportunities from global disruption
- Comprehensive product capabilities combined with distinctive service
- Proven record of managing the business for long-term growth and profitability

Financial Strength and Soundness a Differentiating Factor

- Conservative management practices
- Distinctive balance sheet strength
- Strong capital levels
- Invested, experienced and stable management team

Service Expertise Integrity

NORTHERN TRUST CORPORATION

29th Annual William Blair Growth Stock Conference

Steven L. Fradkin
Executive Vice President &
Chief Financial Officer

June 9, 2009

Northern Trust